Exhibit 3.2
Amendment to Bylaws of the Company, effective May 30, 2007
The following Section was added to Article VIII:
Section 8.3. Direct Registration System. Notwithstanding any other provision in these Bylaws, the Corporation may adopt a system of issuance, recordation and transfer of its shares by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws, which system has been approved by the United States Securities and Exchange Commission. Any system so adopted shall not become effective as to issued and outstanding certificated securities until the certificates therefor have been surrendered to the Corporation.